Exhibit 99.2

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

Trading Symbol:	TSX: SVM
	NYSE Amex: SVM	November 3, 2009

Silvercorp Lists on New York Stock Exchange

VANCOUVER, British Columbia – November 3, 2009 – Silvercorp Metals Inc. (“Silvercorp”) is pleased to announce that it will transfer its NYSE Amex listing to the New York Stock Exchange (“NYSE”). Trading of the Company’s common shares under the symbol SVM is expected to begin at the opening of the NYSE on November 5, 2009. The Company's Canadian exchange will remain the Toronto Stock Exchange.

“The listing of Silvercorp on the NYSE will increase Silvercorp's visibility in the capital markets and raise our profile among current and prospective investors. We are proud of our growth and development into one of the lowest cost primary silver producers internationally and we remain focused on continuing to add value for our shareholders,” commented Dr. Rui Feng, Chairman and Chief Executive Officer of Silvercorp.

Conference Call – Time revised to 9:00 am PT/12:00 pm ET on November 10, 2009

Silvercorp’s management will hold a conference call to discuss the Company’s second quarter results with analysts on Tuesday, November 10, 2009, at 9:00 a.m. PT/12:00 p.m. ET instead of the previously announced time in news released October 29, 2009.

Shareholders, media and interested investors are invited to listen to the live conference call over the internet by going to www.silvercorp.ca and clicking on the conference call link on the home page or over the phone by dialing (612) 288-0329 just prior to the starting time.  Analysts who wish to receive the toll-free dial-in number for this conference call are invited to contact Silvercorp at (604) 669-9397 or via email to ir@silvercorp.ca no later than 2:00 p.m. PST on Monday, November 9, 2009. All participants will be asked to register with the conference call operator.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and production of silver-related mineral properties located in the People’s Republic of China. Silvercorp is operating and developing four silver-lead-zinc mines at the highly profitable Ying Mining Camp in the Henan Province of China. The company is also applying for a mining permit at the Gaocheng property in the Guangdong Province of China to commence production from mining operations of silver, lead and zinc. Silvercorp is the largest primary silver producer operating in China. Silvercorp’s shares are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Dr. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary; Phone: 1-604-669-9397, Toll Free Phone: 1-888-224-1881 Fax: 1-604-669-9387, Email: info@silvercorp.ca, website: www.silvercorp.ca.